NO ACT

PE
12-5-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13003700

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-5-13

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Norfolk Southern Corporation

Dear Mr. Gerber:

This is in regard to your letter dated December 5, 2013 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Norfolk Southern's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Norfolk Southern therefore withdraws its November 26, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Patrick Doherty
pdoherty@osc.state.ny.us

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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December 5, 2013

<u>VIA EMAIL</u> (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation Withdrawal of No-Action Request, Dated November 26, 2013, regarding the Shareholder Proposal of the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

We refer to our letter, dated November 26, 2013 (the "No-Action Request"), pursuant to which we requested, on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders.

Attached hereto as Exhibit A is a letter, dated December 5, 2013 (the "Proponent's Withdrawal Letter"), from the Proponent withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachments

cc: Patrick Doherty
State of New York, Office of the State Comptroller

EXHIBIT A

(see attached)



THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 5, 2013

Ms. Denise W. Hutson
Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-9219

Dear Ms. Hutson:

I hereby withdraw the resolution filed with your company on November 14, 2013 by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

November 26, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2014 Annual Meeting
Omission of Shareholder Proposal of the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the Comptroller of the State of New York, as the sole Trustee of the New York State Common Retirement Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. Introduction

The text of the resolution contained in the Proposal is copied below:

> **Resolved**, the shareholders of Norfolk Southern Corporation request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Norfolk Southern's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Norfolk Southern is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Norfolk Southern's website.

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

II. Background

The Company received the Proposal and a cover letter from the Proponent on November 14, 2013. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), the Company sent a letter to the Proponent on November 15, 2013 (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company (DTC) verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. On November 18, 2013, the Company received a letter from J.P. Morgan Chase verifying the Proponent's stock ownership as of November 14, 2013. Copies of the Proposal, cover letter, Deficiency Letter and broker letter are attached hereto as Exhibit A.

III. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"); Exchange Act Release No. 12598 (Sept. 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal as substantially implemented when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Target Corp.* (Mar. 26, 2013) (permitting exclusion of a proposal requesting that senior management state its philosophy regarding policies (including with regard to lobbying) on "sustainable" activities that have the potential to reduce the company's bottom line and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal); *Dominion Resources, Inc.* (Feb. 5, 2013) (permitting exclusion of a proposal requesting that the board make available a report addressing the company's plans for deploying wind turbines, where the company already made available, pursuant to statute, a comprehensive Integrated Resources Plan providing a forecast of its load obligations and a plan to meet those obligations); *Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, where the company already provided detailed information on greenhouse gas and air emissions in its Annual Report on Form 10-K and in its annual Sustainability Report on the company's website); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also The Gap Inc.* (Mar. 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

The Company discloses comprehensive information regarding the Company's government relations program on its website (the "Report"). The Report summarizes the Company's policies and procedures for participating in the political process through government relations, including political contributions and contributions to certain trade associations, chambers of commerce and tax-exempt organizations. As stated in the Report, the Company anticipates updating the Report twice a year and publishing it on the corporate website. A copy of the current Report is attached hereto as Exhibit B and also is available at http://www.nscorp.com/content/nscorp/en/get-to-know-norfolk-southern/impact/government-relations/political-activity-and-political-contributions.html. The Report substantially implements the Proposal under Rule 14a-8(i)(10) because it compares favorably with, and satisfies the essential objectives of, the Proposal's request for a report on the Company's lobbying policies, payments and decision-making process.

The first item of the Proposal requests that the Company disclose its "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." The Report summarizes the various policies relating to the Company's government relations program, including the Board of Directors' belief that participation in the political process is in the best interests of the Company and its shareholders. With respect to the Company's lobbying policies and activities, the Report states that the Company utilizes "government affairs professionals," authorized employees and contract lobbyists to advocate for the Company's position and complies with federal and state legal requirements to report on such lobbying activities. The Report also describes the Company's participation in trade associations, chambers of commerce and other tax-exempt organizations and states that the Company "makes reasonable efforts to track and report payments made to trade associations, chambers of commerce, and other tax exempt organizations that may be used for political purposes." In addition, the Report describes the Company's procedures in the event the Company were to disagree with a position taken by a trade association, *e.g.*, posting a statement on the Company's website to disclose the Company's disagreement with such position.

The second item of the Proposal requests that the Company disclose "[p]ayments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications," including the amount of the payment and the recipient. The Report discloses the amount spent on the Company's lobbying and corporate political contribution expenses for 2012 and for the first six months of 2013. The amount reflected in the Report for the first six months of 2013 explicitly includes "the dollar value equivalent for the time Norfolk Southern employees spent on lobbying activities (including time spent preparing for lobbying activities, even if they did not actually lobby with respect to a particular issue); the amount attributable to federal, state, and grassroots lobbying by Norfolk Southern's outside consultants ... and the portion of trade association dues that Norfolk Southern is advised are used for lobbying activities." This amount clearly covers payments with respect to both direct and indirect grassroots lobbying as requested by the Proposal. Additionally, the Report contains a list of all nondeductible payments to trade organizations, chambers of commerce and other tax-exempt organizations where the nondeductible payments exceeded both $10,000 and 10% of the tax-deductible amount that the Company paid to the organization.

The third item of the Proposal requests that the report disclose the Company's "membership in and payments to any tax-exempt organization that writes and endorses model legislation." Rather than track only payments to tax-exempt organizations that write and endorse model legislation, the Company tracks nondeductible payments to all tax-exempt organizations where such payments exceed certain dollar thresholds, as described above.

The fourth item of the Proposal requests a description of the "decision making process and oversight by management and the Board" for making lobbying payments and payments to certain tax-exempt organizations. As described in the Report, the Governance and Nominating Committee reviews, at least annually, the company's political contributions, including spending related to trade associations and other tax-exempt organizations. In addition, the Board has authorized the Company to make contributions to candidates, political committees, political parties and tax-exempt political organizations, subject to any legal limitations and applicable reporting requirements. The Report describes the decision making process with respect to such political contributions, which includes review and approval by an attorney in the law department and by the vice president law.

As described above, the Company has addressed the essential objectives of the Proposal by preparing a report on the Company's lobbying policies, payments and decision-making process and posting such report on the Company's website. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue, even if the company has not implemented the proposal in exactly the manner requested by the proponent. *See Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting the company to confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); *see also Exelon Corp.* (Feb 17, 2011) (permitting exclusion of a proposal requesting a report on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities where the company had published a Political Activities Report on its website); *PG&E Corp.* (Mar. 10, 2010) (permitting exclusion of a proposal requesting a report on the company's charitable contributions where the company already provided most of the information on its charitable contributions website);

Bristol-Myers Squibb Co. (Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board had adopted resolutions calling for disclosure substantially similar to that described in the proposal).

Based on the foregoing, the Company believes that the Report and related disclosures substantially implement the Proposal and that the Proposal is therefore excludable under Rule 14a-8(i)(10).

V. Conclusion

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachments

cc: Patrick Doherty
State of New York, Office of the State Comptroller

EXHIBIT A

(see attached)

Norfolk Southern Corp

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Denise Hutson, Corporate Secretary

Phone Number: (757) 629-2723

Fax Number: (757) 533-4917

Date: 11/14/2013

Pages to follow: 3

Message: ______________________________



THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 14, 2013

Denise Hutson
Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place, 13th F.oor
Norfolk, Virginia 23510-9219

Dear Ms. Hutson:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Loca: Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Norfolk Southern Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Norfolk Southern Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annua. meeting. Please feel free to contact me at (212) 681-4823 and/or pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

Whereas, corporate lobbying exposes our company to risks that could adversely affect our company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Norfolk Southern Corporation request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Norfolk Southern's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Norfolk Southern is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Norfolk Southern's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Transparent reporting would reveal whether company assets are being used for objectives contrary to Norfolk Southern's long-term interests.

Norfolk Southern spent approximately $13.6 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. Norfolk Southern lobbies extensively at the state level with at least 139 lobbyists in 17 states since 2003 (followthemoney.org). Norfolk Southern lists membership in the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), having spent more than $1 billion on lobbying since 1998. Norfolk Southern also does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the Company's service on the Commerce, Insurance and Economic Development Task Force of the American Legislative Exchange Council (ALEC) or its $5,000 donation to the ALEC 2011 annual meeting. At least 50 companies, including Entergy and John Deere, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.



Norfolk Southern Corporation
Office of the Corporate Secretary
Three Commercial Place
Norfolk, Virginia 23510-9219
Fax: 757/533-4917

Denise W. Hutson
Corporate Secretary
(757)629-2645

November 15, 2013

BY EMAIL AND FEDERAL EXPRESS

Patrick Doherty
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017

RE: Notice of Deficiency

Dear Mr. Doherty:

I am writing to acknowledge receipt on November 14, 2013, of the shareholder proposal (the "Proposal") submitted by the Comptroller of the State of New York, as sole Trustee of the New York State Common Retirement Fund and administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System, to Norfolk Southern Corporation pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Norfolk Southern's proxy materials for the 2014 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Norfolk Southern common stock for at least one year, preceding and including November 14, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the proponents are not registered holders of Norfolk Southern common stock. Please provide a written statement from the record holder of the proponents' shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, the proponents had beneficially held the requisite number of shares of Norfolk Southern common stock continuously for at least one year.

In order to determine if the bank or broker holding the proponents' shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding the proponents' shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the proponents' broker or bank. If the DTC participant knows the proponents' broker or bank's holdings, but does not know the proponents' holdings, the proponents can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the proponents' broker or bank confirming the proponents' ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the proponents' ownership of the minimum number of shares of Norfolk Southern common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting, provided that Norfolk Southern does reserve the right to seek relief from the SEC as appropriate.

Very truly yours,



Denise W. Hutson
Corporate Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
CIB Client Service Americas

November 15, 2013

Denise Hutson
Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place 13th Floor
Norfolk, Virginia 23510-9219

Dear Ms. Hutson:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Norfolk Southern Corp continuously for at least one year as of November 14, 2013.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 904,327 shares of common stock as of November 14, 2013 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F Murphy

cc: Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

EXHIBIT B

(see attached)

POLITICAL ACTIVITY AND POLITICAL CONTRIBUTIONS

The political process significantly impacts Norfolk Southern through government policies, legislation, and regulatory decisions. As a result, our board of directors believes that it is in the best interests of Norfolk Southern and our stockholders for the company to participate in the political process by engaging in a government relations program.

The government relations program seeks to educate and inform public officials about issues important to our business, and it supports public officials and candidates whose views match those of Norfolk Southern. By doing so, Norfolk Southern furthers public policy goals that are consistent with our business and values.

Part of our government relations program includes participating in the political process in the United States through political contributions. This report describes and lists political contributions and expenditures made by Norfolk Southern and contributions made by the Norfolk Southern Corporation Good Government Fund (GGF) during 2013. We further describe certain nondeductible payments to trade associations, chambers of commerce, and other tax-exempt organizations made in 2012.

We anticipate that we will update this voluntary disclosure twice a year and publish it on our corporate website.

COMPANY CONTRIBUTIONS TO CANDIDATES, COMMITTEES, AND POLITICAL ORGANIZATIONS

Although federal law prohibits companies from contributing to candidates for federal office, many states allow corporate contributions to state and local candidates, committees, and political organizations. Our board of directors has authorized the company to contribute to state and local candidates for public office, political committees and political parties, and for other political purposes, subject to any legal limitations and applicable reporting requirements, up to $1.2 million in 2012, and $500,000 per calendar year for 2013 through 2017. We make political contributions when we determine them to be in the best interests of the company. These contributions are made according to the following procedures:

- at least two authorized individuals initiate a contribution recommendation;
- the recommendation is reviewed and approved by an attorney in the law department;
- the recommendation is reviewed and approved by the vice president law; and,
- a check is drawn against a separate account maintained and funded solely for the purpose of making such contributions and signed by two authorized individuals.

Click here for a list of the company contributions made during the first six months of 2013 to state and local candidates, political committees, and tax-exempt political organizations. During 2012 and the first six months of 2013, the company did not make any payments to influence the outcome of ballot measures, nor did it make any independent political expenditures to support or oppose any candidate or political party.

NORFOLK SOUTHERN CORPORATION GOOD GOVERNMENT FUND

Norfolk Southern also has established a separate segregated fund under federal law, the Norfolk Southern Corporation Good Government Fund (GGF). The GGF is a nonpartisan political fund that provides financial support to candidates and office holders whose views match the interests of Norfolk Southern. The GGF is funded entirely through voluntary contributions from eligible contributors, primarily from NS employees who meet certain eligibility requirements. By law, Norfolk Southern is prohibited from favoring or disadvantaging any person by reason of the amount of their contribution or the decision not to contribute to the GGF, and coercive GGF solicitations are strictly prohibited.

The GGF is governed by a steering committee consisting of NS employees, and GGF contributions are made according to the following procedures:

- at least two authorized individuals initiate a contribution recommendation;
- the recommendation is reviewed and approved by an attorney in the law department; and,
- a check is drawn against the GGF's account and signed by two authorized individuals.

Click here for a list of the GGF contributions made during the first six months of 2013 to federal, state, and local candidates, and political committees.

PARTICIPATION IN TRADE ORGANIZATIONS

Norfolk Southern participates in rail industry trade associations, chambers of commerce, and other trade organizations. These organizations promote collaboration among the members and provide a forum to allow the members to focus on issue advocacy and promote best practices in safety, operations, and business. Among many other benefits, membership typically provides Norfolk Southern employees with the opportunity to participate in educational and public relations activities, industry conferences, and networking opportunities.

The trade organizations in which we participate may engage in lobbying activities. We work with the other members to ensure that lobbying conducted through trade organizations reflects our values and concerns. If a trade organization adopts a position that is harmful to the interests of Norfolk Southern, we will post a statement on our website that we disagree with the trade association's position.

Norfolk Southern makes reasonable efforts to track and report payments made to trade associations, chambers of commerce, and other tax exempt organizations that may be used for political purposes that would not be deductible as defined under Section 162(e)(1) of the Internal Revenue Code. Click here for a list showing the company's nondeductible payments to trade organizations, chambers of commerce, and tax exempt organizations (other than the tax exempt political organizations included on the company contributions list available above), where the nondeductible payments exceeded both $10,000 and 10 percent of the tax-deductible amount that the company paid to the organization in 2012.

COMPLIANCE IN THE GOVERNMENT RELATIONS PROGRAM

Norfolk Southern is committed to compliance with all applicable laws relating to our involvement in the public policy and political process. All financial contributions adhere to federal, state, and local laws regarding contribution limits on amount and source, criteria, and reporting requirements. No contribution will be made in anticipation of, in recognition of, or in return for an official act by the recipient of the contribution.

All political spending reflects the company's or the GGF's interests, and not those of individual officers or directors. We recognize that political candidates, office holders, and trade organizations may support positions that align with some of Norfolk Southern's interests but conflict with other interests. In these instances, we base our involvement on those areas of mutual agreement that we believe will have the greatest benefit to our company.

Contributions by the GGF and the company to political candidates are a matter of public record, and the most current information is available to interested parties through sources such as the Federal Election Commission and state campaign finance reports.

Political contributions reflect one dimension of participation in the political process. To advocate our position, the company relies on government affairs professionals, assisted as needed by subject-matter experts. Only authorized employees and contract lobbyists may engage in lobbying activities, as defined by the appropriate jurisdiction, on behalf of the company. Such persons must comply with all applicable legal requirements.

Federal and state law requires Norfolk Southern to report expenditures associated with activities that support lobbying. It is the responsibility of employees engaged in these activities to report their time at the required reporting intervals. Information on these activities and associated expenditures is available for public inspection on the U.S. House of Representatives website. The quarterly lobbying disclosures available on the website disclose lobbying expenses for each calendar quarter rounded to the nearest $10,000, as required by the instructions for filing the reports. These reports reflect that Norfolk Southern's total lobbying and corporate political contribution expense for 2012 was approximately $7,260,000, as determined using the tax method for reporting such expenditures. For 2013, Norfolk Southern is reporting expenses on its quarterly federal lobbying reports using the Lobbying Disclosure Act method; however, if the tax method was used, Norfolk Southern's total lobbying and corporate political contribution expense for the first six months of 2013, as rounded to the nearest $10,000, was approximately $3,360,000. The 2012 and 2013 totals include the following, among other items: the dollar value equivalent for the time Norfolk Southern employees spent on lobbying activities (including time spent preparing for lobbying activities, even if they did not actually lobby with respect to a particular issue); the amount attributable to federal, state, and grassroots lobbying by Norfolk Southern's outside consultants; corporate political contributions for the year that are disclosed above; and the portion of trade association dues that Norfolk Southern is advised are used for lobbying activities.

OVERSIGHT BY THE BOARD OF DIRECTORS

As part of its oversight role, the Governance and Nominating Committee of the company's board of directors reviews, at least annually, the company's political contributions, including spending related to trade associations and other tax-exempt organizations.

PRIOR REPORTS

Reports relating to Norfolk Southern's government relations program for 2010 and 2011 are available online as part of Norfolk Southern's online sustainability report, at http://nssustainability.com/. A spreadsheet showing the company's and GGF's 2012 political contributions is available by clicking here.

WHERE WE STAND

Where we stand creates possibilities today and tomorrow.

Balanced regulation »

Passenger rail »

Positive train control »

Learn more about the issues.

Visit the NS Legislative Action Center.

RELATED LINKS

Political Contributions report »

TAKE ACTION

RELATED LINKS

IN YOUR COMMUNITY

NORFOLK SOUTHERN CORPORATE CONTRIBUTIONS TO CANDIDATES,POLITICAL COMMITTEES AND TAX-EXEMPT ORGANIZATIONS, JANUARY 1 - JUNE 30, 2013*							
STATE	NAME	AMOUNT	DATE	DISTRICT	ELECTION	YEAR	OFFICE CODE
DE	DE Inaugural Cmte Fund	$15,000	1/4/2013	Statewide	N/A	2013	State Inaugural Cmte
WV	Tomblin Gubernatorial Inauguration Cmte	$2,500	1/15/2013		N/A	2013	State Inaugural Cmte
AL	Barton Jim	$500	1/17/2013	35	SPECIAL PRIMARY	2013	State Senate
SC	Palmetto Leadership Council	$3,500	1/17/2013		N/A	2013	State PAC
SC	SC Rep House Caucus/Cmte	$3,500	1/17/2013		N/A	2013	State Party Cmte
SC	SC Rep Senate Caucus	$3,500	1/17/2013		N/A	2013	State Party Cmte
SC	Setzler Nikki G.	$300	1/17/2013	26	PRIMARY	2016	State Senate
US	Republican State Leadership Cmte (RSLC)	$10,000	1/25/2013		N/A	2013	Association Conf. Acct.
US	Republican Governors Association	$25,000	2/12/2013		N/A	2013	Membership Dues
AL	Storm PAC	$2,500	2/12/2013		N/A	2013	State Leg Leadership Cmte
LA	Abramson Neil	$250	2/26/2013	98	PRIMARY	2015	State House
LA	Appel Conrad	$500	2/26/2013	9	PRIMARY	2015	State Senate
LA	Barras Taylor	$250	2/26/2013	48	PRIMARY	2015	State House
LA	Broadwater Chris	$250	2/26/2013	86	PRIMARY	2015	State House
LA	Cox Kenny Ray	$250	2/26/2013	23	PRIMARY	2015	State House
LA	Garofalo Raymond E Jr.	$250	2/26/2013	103	PRIMARY	2015	State House
LA	Gisclair Jerry (Truck)	$250	2/26/2013	54	PRIMARY	2015	State House
LA	Havard Kenneth Edward	$250	2/26/2013	62	PRIMARY	2015	State House
LA	Lambert Eddie J.	$250	2/26/2013	59	PRIMARY	2015	State House
LA	Leopold Chris	$250	2/26/2013	105	PRIMARY	2015	State House
LA	Montoucet Jack	$250	2/26/2013	42	PRIMARY	2015	State House
LA	Morrell J.P.	$500	2/26/2013	3	PRIMARY	2015	State Senate
LA	Nevers Ben	$500	2/26/2013	12	PRIMARY	2015	State Senate
LA	Pope J. Rogers	$250	2/26/2013	71	PRIMARY	2015	State House
US	Republican Governors Association	$5,000	2/26/2013		N/A	2013	Membership Dues
LA	Richard Jerome	$250	2/26/2013	55	PRIMARY	2015	State House
LA	Tarver Greg	$500	2/26/2013	39	PRIMARY	2015	State Senate
MD	Calvert Co Democratic Central Cmte	$1,000	3/12/2013	Calvert Cnty	N/A	2013	Local Party Admin Account
DC	Campaign to Fix the Debt	$100,000	3/12/2013		N/A	2013	Non-Profit Organization
SC	SC Senate Democratic Caucus	$3,500	3/12/2013		N/A	2013	Non-Federal Party Cmte
SC	Sheheen Vincent A.	$500	3/12/2013	27	PRIMARY	2016	State Senate
SC	Smith Garry R.	$200	3/12/2013	27	PRIMARY	2014	State House
MS	Barker Toby	$250	4/25/2013	102	PRIMARY	2015	State House
MS	Beckett Jim	$250	4/25/2013	23	PRIMARY	2015	State House

**This report does not reflect negative disbursements. Contributions disbursed within the period from January 1 to June 30 2013, and voided within the same period, are not shown in this report.*

NORFOLK SOUTHERN CORPORATE CONTRIBUTIONS TO CANDIDATES,POLITICAL COMMITTEES AND TAX-EXEMPT ORGANIZATIONS, JANUARY 1 - JUNE 30, 2013*							
STATE	NAME	AMOUNT	DATE	DISTRICT	ELECTION	YEAR	OFFICE CODE
MS	Burton Terry	$250	4/25/2013	31	PRIMARY	2015	State Senate
MS	Carmichael Videt	$250	4/25/2013	33	PRIMARY	2015	State Senate
MS	Carpenter Lester Bubba	$250	4/25/2013	1	PRIMARY	2015	State House
MS	Fillingane Joey	$250	4/25/2013	41	PRIMARY	2015	State Senate
MS	Formby Mark	$250	4/25/2013	108	PRIMARY	2015	State House
MS	Frierson Herb	$250	4/25/2013	106	PRIMARY	2015	State House
MS	Gunn Philip	$500	4/25/2013	56	PRIMARY	2015	State House
MS	Hall Dick	$250	4/25/2013	Central Dist.	PRIMARY	2015	Transportation Board
MS	Johnson Robert	$250	4/25/2013	94	PRIMARY	2015	State House
MS	King Tom	$250	4/25/2013	Southern	PRIMARY	2015	Transportation Commissioner
MS	McDaniel Chris	$250	4/25/2013	42	PRIMARY	2015	State Senate
MS	Montgomery Haskins	$250	4/25/2013	34	PRIMARY	2015	State Senate
MS	Polk John	$250	4/25/2013	44	PRIMARY	2015	State Senate
MS	Reeves Tate	$500	4/25/2013		PRIMARY	2015	Lt. Governor
MS	Shows Bobby	$250	4/25/2013	89	PRIMARY	2015	State House
MS	Simmons Willie	$250	4/25/2013	13	PRIMARY	2015	State Senate
MS	Smith Tony	$250	4/25/2013	47	PRIMARY	2015	State Senate
MS	Snowden Greg	$250	4/25/2013	83	PRIMARY	2015	State House
MS	Stringer Johnny	$250	4/25/2013	87	PRIMARY	2015	State House
MS	Tagert Mike	$250	4/25/2013	Northern	PRIMARY	2015	Transportation Commissioner
MD	Kraft James (Jim) B.	$250	4/26/2013	Baltimore 1	ELECTION CYCLE	2014	City Council
DE	Osienski Edward	$125	4/26/2013	24	PRIMARY	2014	State House
MD	Rawlings-Blake Stephanie	$1,000	4/26/2013	Baltimore	ELECTION CYCLE	2014	Mayor
AL	AL House Republican Caucus Foundation	$1,000	5/13/2013		N/A	2013	Non-Profit Organization
VA	Albo David Barr	$500	5/13/2013	42	PRIMARY	2013	State House
VA	Anderson Rich	$500	5/13/2013	51	PRIMARY	2013	State House
VA	Brink Robert H. (Bob)	$250	5/13/2013	48	PRIMARY	2013	State House
VA	Carr Betsy	$250	5/13/2013	69	PRIMARY	2013	State House
MD	Colburn Richard F.	$250	5/13/2013	37	ELECTION CYCLE	2014	State Senate
VA	Dance Rosalyn	$250	5/13/2013	63	PRIMARY	2013	State House
MD	Eckardt Addie C.	$250	5/13/2013	37B	ELECTION CYCLE	2014	State House
VA	Edmunds James	$500	5/13/2013	60	PRIMARY	2013	State House
VA	Eileen Filler-Corn	$500	5/13/2013	41	PRIMARY	2013	State House
VA	Gilbert Todd	$500	5/13/2013	15	PRIMARY	2013	State House

**This report does not reflect negative disbursements. Contributions disbursed within the period from January 1 to June 30 2013, and voided within the same period, are not shown in this report.*

NORFOLK SOUTHERN CORPORATE CONTRIBUTIONS TO CANDIDATES,POLITICAL COMMITTEES AND TAX-EXEMPT ORGANIZATIONS, JANUARY 1 - JUNE 30, 2013*							
STATE	NAME	AMOUNT	DATE	DISTRICT	ELECTION	YEAR	OFFICE CODE
VA	Habeeb Gregory D.	$250	5/13/2013	8	PRIMARY	2013	State House
MD	Haddaway - Riccio Jeannie	$250	5/13/2013	37B	ELECTION CYCLE	2014	State House
VA	Herring Charniele	$250	5/13/2013	46	PRIMARY	2013	State House
VA	Hester Daun	$250	5/13/2013	89	PRIMARY	2013	State House
VA	Howell Algie	$500	5/13/2013	90	PRIMARY	2013	State House
VA	Howell William James	$1,000	5/13/2013	28	PRIMARY	2013	State House
VA	Ingram Riley E	$250	5/13/2013	62	PRIMARY	2013	State House
VA	James Matthew	$250	5/13/2013	80	PRIMARY	2013	State House
VA	Joannou Johnny Savas	$250	5/13/2013	79	PRIMARY	2013	State House
VA	Keam Mark L	$250	5/13/2013	35	PRIMARY	2013	State House
VA	Knight Barry	$500	5/13/2013	81	PRIMARY	2013	State House
VA	Kory Kaye	$250	5/13/2013	38	PRIMARY	2013	State House
VA	Krupicka Rob	$250	5/13/2013	45	PRIMARY	2013	State Delegate
VA	Loupassi Manoli	$250	5/13/2013	68	PRIMARY	2013	State House
VA	Marshall Robert Gerard	$250	5/13/2013	13	PRIMARY	2013	State House
VA	May Joe Turner	$500	5/13/2013	33	PRIMARY	2013	State House
VA	McDougle Ryan	$500	5/13/2013	4	PRIMARY	2015	State Senate
VA	McQuinn Delores	$250	5/13/2013	70	PRIMARY	2013	State Delegate
VA	Morris Richard	$250	5/13/2013	64	PRIMARY	2013	State Delegate
VA	Morrissey Joe	$250	5/13/2013	74	PRIMARY	2013	State House
VA	O'Bannon John	$250	5/13/2013	73	PRIMARY	2013	State House
VA	Orrock Robert Dickson	$500	5/13/2013	54	PRIMARY	2013	State House
VA	Poindexter Charles	$250	5/13/2013	9	PRIMARY	2013	State House
VA	Reeves Bryce	$250	5/13/2013	17	PRIMARY	2015	State Senate
VA	Sherwood Beverly Jean	$500	5/13/2013	29	PRIMARY	2013	State House
VA	Spruill Lionel	$250	5/13/2013	77	PRIMARY	2013	State House
VA	Torian Luke	$250	5/13/2013	52	PRIMARY	2013	State House
VA	VA Dem Caucus-Commonwealth Victory Fund	$15,000	5/13/2013		N/A	2013	State Party Cmte
VA	VA House Rep. Campaign Cmte.	$15,000	5/13/2013		N/A	2013	Non-Federal Party Cmte
VA	VA Rep Senatorial Cmte	$6,000	5/13/2013		N/A	2013	State Party Cmte
VA	Villanueva Ron	$250	5/13/2013	21	PRIMARY	2013	State House
VA	Ward Jeion A.	$250	5/13/2013	92	PRIMARY	2013	State House
VA	Ware Onzlee	$250	5/13/2013	11	PRIMARY	2013	State House
VA	Webert Michael	$250	5/13/2013	18	PRIMARY	2013	State Delegate

**This report does not reflect negative disbursements. Contributions disbursed within the period from January 1 to June 30 2013, and voided within the same period, are not shown in this report.*

NORFOLK SOUTHERN CORPORATE CONTRIBUTIONS TO CANDIDATES,POLITICAL COMMITTEES AND TAX-EXEMPT ORGANIZATIONS, JANUARY 1 - JUNE 30, 2013*							
STATE	NAME	AMOUNT	DATE	DISTRICT	ELECTION	YEAR	OFFICE CODE
VA	Wilt Tony	$250	5/13/2013	26	PRIMARY	2013	State House
IN	Arnold Lloyd	$500	5/24/2013	74	PRIMARY	2014	State House
IN	Banks Jim	$500	5/24/2013	17	PRIMARY	2014	State Senate
IN	Charbonneau Ed	$500	5/24/2013	5	PRIMARY	2016	State Senate
IN	Crider Mike	$500	5/24/2013	28	PRIMARY	2016	State Senate
IN	Davis Bill J.	$500	5/24/2013	33	PRIMARY	2014	State House
IN	DeLaney Ed	$500	5/24/2013	86	PRIMARY	2014	State House
IN	GiaQuinta Phil	$500	5/24/2013	80	PRIMARY	2014	State House
IN	IN Dem House Cmte/Caucus	$500	5/24/2013		N/A	2013	State Party Cmte
IN	Merritt James	$500	5/24/2013	31	PRIMARY	2014	State Senate
DC	CoalBlue Project	$25,000	6/11/2013		N/A	2013	Non-Fed Political Org-State
US	Democratic Governors Association (DGA)	$25,000	6/11/2013		N/A	2013	Membership Dues
US	Natl Conference of State Legislators (NCSL)	$10,000	6/11/2013		N/A	2013	Conference Account
GA	Ehrhart Earl D.	$400	6/19/2013	36	PRIMARY	2014	State House
GA	England Terry	$400	6/19/2013	116	PRIMARY	2014	State House
GA	Meadows John	$400	6/19/2013	5	PRIMARY	2014	State House
GA	Mullis Jeff	$400	6/19/2013	53	PRIMARY	2014	State Senate
GA	O'Neal Larry E.	$500	6/19/2013	146	PRIMARY	2014	State House
GA	Parrish Larry J (Butch)	$400	6/19/2013	158	PRIMARY	2014	State House
GA	Ralston David	$500	6/19/2013	7	PRIMARY	2014	State House Speaker
GA	Roberts Jay	$500	6/19/2013	155	PRIMARY	2014	State House
GA	Thompson Steve	$350	6/19/2013	33	PRIMARY	2014	State Senate
MD	Brown Anthony	$1,000	6/20/2013		ELECTION CYCLE	2014	Governor
MD	Busch Mike	$1,000	6/20/2013	30	ELECTION CYCLE	2014	State House
MO	Cierpiot Mike	$500	6/20/2013	30	PRIMARY	2014	State House
VA	Cuccinelli Ken	$5,000	6/20/2013		GENERAL	2013	Governor
DE	DE Dem Party (State Acct)	$1,000	6/20/2013		ELECTION CYCLE	2014	State Party Cmte
DE	DE Democratic Legislative Camp. Cmte.	$500	6/20/2013		ELECTION CYCLE	2014	State Party Cmte
DE	DE Rep Party (State Acct)	$1,000	6/20/2013		ELECTION CYCLE	2014	State Party Cmte
MO	Diehl John	$1,000	6/20/2013	89	PRIMARY	2014	State House
MO	Dixon Bob	$500	6/20/2013	30	PRIMARY	2014	State Senate
MO	Funderburk Doug	$500	6/20/2013	23	PRIMARY	2016	State Senate
MO	Hicks Ron	$500	6/20/2013	107	PRIMARY	2014	State House
MO	Jones Caleb	$500	6/20/2013	50	PRIMARY	2014	State House

This report does not reflect negative disbursements. Contributions disbursed within the period from January 1 to June 30 2013, and voided within the same period, are not shown in this report.

NORFOLK SOUTHERN CORPORATE CONTRIBUTIONS TO CANDIDATES,POLITICAL COMMITTEES AND TAX-EXEMPT ORGANIZATIONS, JANUARY 1 - JUNE 30, 2013*							
STATE	NAME	AMOUNT	DATE	DISTRICT	ELECTION	YEAR	OFFICE CODE
MO	Jones Timothy W	$1,000	6/20/2013	110	PRIMARY	2016	Statewide
MO	Kehoe Mike	$1,000	6/20/2013	6	PRIMARY	2014	State Senate
MO	Korman Bart	$500	6/20/2013	42	PRIMARY	2014	State House
DE	Marshall Robert	$250	6/20/2013	3	PRIMARY	2016	State Senate
MO	Munzlinger Brian	$1,000	6/20/2013	18	PRIMARY	2014	State Senate
MO	Richard Ronald	$1,000	6/20/2013	32	PRIMARY	2014	State Senate
MO	Richardson Todd	$500	6/20/2013	152	PRIMARY	2014	State House
MO	Riddle Jeanie	$500	6/20/2013	10	PRIMARY	2014	State Senate
MD	Rudolph David D.	$250	6/20/2013	34B	ELECTION CYCLE	2014	State House
MO	Schatz David	$500	6/20/2013	61	PRIMARY	2014	State House
MO	Zerr Anne	$500	6/20/2013	65	PRIMARY	2014	State House

**This report does not reflect negative disbursements. Contributions disbursed within the period from January 1 to June 30 2013, and voided within the same period, are not shown in this report.*

NORFOLK SOUTHERN CORPORATION NON-DEDUCTIBLE PAYMENTS IN 2012 TO TRADE ORGANIZATIONS, CHAMBERS OF COMMERCE AND TAX EXEMPT ORGANIZATIONS, WHERE THE PAYMENTS EXCEEDED $10,000 AND 10% OF THE TAX-DEDUCTIBLE AMOUNT PAID TO THE ORGANIZATION

Organization	Non-Deductible Portion
American Association of Railroads	$1,839,670
American Coalition for Clean Coal Electricity	$835,380
Business Roundtable	$110,760
US Chamber of Commerce	$100,000
National Association of Manufacturers	$71,590
National Mining Association	$35,570